                           December 1, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Re:	Stillwater Mining Corp. (the “Company”)
Registration Statement on Form S-3
File No. 333-163163 (the “Registration Statement”)

Ladies and Gentlemen:

On November 30, 2009, the Company requested acceleration of the effective date and time of the Registration Statement to 4:30 p.m. on December 1, 2009.  On December 1, 2009 the Company withdrew the acceleration request, but did so by means of a Form "RW".  The Company hereby withdraws the Form RW and has re-filed the acceleration withdrawal request as correspondence.

Very truly yours,

STILLWATER MINING CORP.

By:	/s/ Gregory. A Wing
	Name:	Gregory A. Wing
	Title:	Vice President & CFO